Exhibit 21.1

List of Subsidiaries

A table of subsidiaries of Liberty Expedia Holdings, Inc. following the Split-Off is set forth below, indicating as to each the state or jurisdiction of organization and the names under which such subsidiaries do business.

Subsidiary	Jurisdiction of Formation
Liberty Protein, Inc.	Delaware
Bodybuilding.com EU B.V.	Netherlands
Bodybuilding.com, LLC	Delaware
Bodybuilding.com Sociedad De Responsiabilidad Limitada	Costa Rica
Bodybuilding.com (UK) LTD	England
Hopkins Real Estate Investments, LLC	Idaho
Sphere, LLC	Idaho
LEXE Marginco, LLC	Delaware
Expedia, Inc.	Delaware
Higher Power Nutrition Common Holdings, LLC	Delaware
Lift Life Foundation Inc.	Idaho
LEXEB, LLC	Delaware